SHAREHOLDER RESPONSE SUMMARY REPORT
UMB FUNDS
HATTERAS MULTI-STRATEGY TEI FUND
June 25  2008

		% of 	% of
		Outstanding	Shares
	No. of Shares	Shares	Voted

1.  Approval of amendments to the Master Fund s
limited partnership agreement to include a
performance allocation equal to 10% of the
amount by which new net profits of the limited
partner invests in the Master Fund exceed the
non-cumulative  hurdle amount   which is calculated
as of the last day of the preceding calendar year of the Master Fund at a rate equal to the yield-to-maturity of the 90 day U.S. Treasury Bill as reported by the Wall Street Journal for the last business day of the preceding calendar year.

Affirmative	175 924 564.060	49.087%	93.086%
Against	5 787 098.450	1.615%	3.062%
Abstain	7 279 648.080	2.031%	3.852%

TOTAL	188 991 310.590	52.733%	100.000%

2.  To transact such other business as may
properly come before the Special Meeting or any adjournment thereof.

Affirmative	178 000 535.170	49.667%	94.185%
Against	10 990 775.420	3.066%	5.815%

TOTAL	188 991 310.590	52.733%	100.000%